SEC

17006057

SEC Mail Processing Section JAN 30 2017 Washington DC 406

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16935

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/15 (MM/DD/YY) AND ENDING 11/30/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Barclay Investments Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

254 West 54th Street, 16th Floor
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Joseph Angelli (212)421-8901
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Kurfess, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Barclay Investments, Inc., as of November 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

ANA DOLORES MUNOZ
Notary Public, State of New York
No. 01MU6318704
Qualified in New York County
Commission Expires Feb. 02, 2019

Signature

Chairman and CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Barclay Investments, Inc.
New York, New York

We have audited the accompanying statement of financial condition of Barclay Investments, Inc. (the Company) as of November 30, 2016 and the related notes (the financial statement). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Barclay Investments, Inc. as of November 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

RSM US LLP

New York, New York
January 26, 2017

Barclay Investments, Inc.

Statement of Financial Condition
November 30, 2016

ASSETS	
Cash	$ 2,050,037
Receivable From Broker-Dealer	483,960
Investments, at fair value	999,490
Property and Equipment, net	36,710
Prepaid Expenses and Other Assets	90,123
Deferred Tax Asset	18,300
Prepaid Tax Deposits	9,282
Total assets	$ 3,687,902
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities:	
Commissions and salaries payable	$ 326,637
Accounts payable and accrued expenses	192,761
Income taxes payable	35,433
Total liabilities	554,831
Commitments (Note 8)	-
Stockholders' Equity:	
Common stock - $.10 par value	92,257
Additional paid-in capital	1,847,869
Retained earnings	1,977,034
Total stockholders' equity	3,917,160
Treasury Stock, 397,166 shares at cost	(784,089)
Net stockholders' equity	3,133,071
Total liabilities and stockholders' equity	$ 3,687,902

See Notes to Statement of Financial Condition.

Barclay Investments, Inc.

Notes to Statement of Financial Condition

Note 1. Organization and Nature of Business

Organization: Barclay Investments, Inc. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (the SEC) and the Commodity Futures Trading Commission (the CFTC), and is a member of the National Futures Association (the NFA), the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC).

Operations: As an introducing broker-dealer, the Company provides services for the purchases and sales of securities. All Company and customer transactions are cleared on a fully disclosed basis through an independent broker-dealer. The Company pays this broker-dealer various charges and fees for clearing services provided. All customer-related balances are carried on the books of the clearing broker. The Company carries no margin accounts and does not hold funds or securities for, or owe money or securities to, customers. In the event a customer is unable to fulfill its contractual obligation to the clearing broker, the Company may be exposed to off-balance-sheet risk. The Company is engaged in a single line of business as a securities broker-dealer in riskless principal transactions.

The Company operates under the provisions of Paragraphs (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation: The Company follows accounting principles generally accepted in the United States of America (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operations, and cash flows.

Use of Estimates: The preparation of the statement of financial condition in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Securities Owned/Investments: Proprietary securities transactions are recorded on the trade date as if they had settled. Securities are recorded at fair value in accordance with FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures* (see Note 3).

Property and Equipment: Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the term of the lease.

Cash: The Company maintains cash in accounts with one financial institution which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

Note 2. Summary of Significant Accounting Policies (Continued)

Income Taxes: The Company elected to be treated as an S Corporation for income tax purposes. An S Corporation generally pays no federal and state income taxes and passes through substantially all taxable items to the stockholders.

The Company's deferred income taxes are provided for on items which are reportable in a different period for income tax purposes. Deferred income taxes relate primarily to differences in accounting for depreciation and amortization and rent expense.

FASB ASC Topic 740 (ASC 740), *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the statement of financial condition. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are more likely than not of being sustained when challenged or when examined by the applicable tax authority. Tax positions deemed not to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended November 30, 2016, management has determined that there are no uncertain tax positions. The Company files income tax returns in U.S. federal jurisdiction and certain states. The current and prior three tax years generally remain subject to examination by U.S. federal and respective state tax authorities.

Note 3. Fair Value Measurements

FASB ASC Topic 820 (ASC 820) defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are described below:

Level 1: Unadjusted quoted prices in active markets for identical, unrestricted assets or liabilities that the Company has the ability to access at the measurement date;

Level 2: Quoted prices which are not active, or inputs that are observable (either directly or indirectly) for substantially the full term of the asset or liability;

Level 3: Prices, inputs or exotic modeling techniques which are both significant to the fair value measurement and unobservable (supported by little or no market activity).

As required by ASC 820, investments are classified within the level of the lowest significant input considered in determining fair value. Investments at November 30, 2016 represent U.S. Treasury Bills, which are considered Level 1, measured at fair value based on quoted market prices.

Note 4. Receivable From Broker-Dealer

The clearing and depository operations from the securities transactions are provided substantially from one clearing broker. At November 30, 2016, the receivable from broker-dealer, as reflected in the statement of financial condition, represents net gains from riskless principal transactions receivable from this broker.

The Company has agreed to indemnify the clearing broker for losses that the clearing broker may sustain from the customers' accounts introduced by the Company. As of November 30, 2016, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

Note 5. Agreement with Clearing Organization

The Company clears its customer transactions with a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement (the Agreement). Under the Agreement, the Company is required to maintain a security deposit of $500,000, which can be subject to change if the Company's net capital falls below a certain threshold. The Company generally maintains a security deposit in excess of the minimum amount required.

As of November 30, 2016, the Company held certain U.S. Treasury Bills with a fair value of $999,490 as a security deposit with the clearing broker. Such U.S. Treasury Bills are disclosed as investments, at fair value, on the statement of financial condition.

Note 6. Property and Equipment

Property and equipment is summarized as follows:

Furniture and equipment	$ 410,657
Leasehold improvements	553,750
	964,407
Less accumulated depreciation and amortization	(927,697)
Property and equipment, net	$ 36,710

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) and the Commodity Futures Trading Commission Capital Requirement pursuant to Regulation 1.17, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At November 30, 2016, the Company had net capital of $2,678,656, which was $2,633,656 in excess of its required net capital of $45,000. The Company's ratio of aggregate indebtedness to net capital at November 30, 2016 was .2071 to 1.

Note 8. Commitments

The Company is committed under non-cancelable operating leases for its New York and California office space expiring November 2020. The leases contain a provision for escalating annual rents of 3% and 4%, respectively.

The Company is committed under a noncancelable lease for its computer equipment expiring March 2019. The lease requires base monthly payments plus applicable taxes.

The minimum future lease payments under the above leases are as follows:

Year ending November 30,	
2017	$ 305,290
2018	299,067
2019	291,196
2020	292,058
	$ 1,187,611

Note 9. Stockholders' Equity

A summary of common stock shares authorized, issued and outstanding, is as follows:

Shares authorized	1,000,000
Issued	922,570
Outstanding	525,404

Upon termination of a stockholder's employment with the Company for any reason (the Qualifying Call Event), such stockholder shall be required to offer for sale to the Company all shares owned (the Corporate Call Option).

The Company has the right to exercise the Corporate Call Option at a price equivalent to the book value per share of the Company, calculated in accordance with the SEC and FINRA Financial Operational Combined Uniform Single Report (FOCUS) requirements.

Note 10. Retirement Plan

During the year ended November 30, 1997, the Company established a tax-sheltered savings plan commonly known as a Section 401(k) Plan. Under the plan, employees who meet eligibility requirements may generally contribute a portion of their compensation, based on limits pursuant to the Internal Revenue Code, to the plan. Employees vest in Company profit-sharing contributions, which are discretionary immediately after the contribution is made.

Note 11. Capital Dividends

The Company's policy is to distribute to stockholders any earnings in excess of regulatory requirements and working capital needs. Such distributions are approved by the Company's board of directors. For the year ended November 30, 2016, the Company made stockholders' distributions of $120,000.

Note 12. Recent Accounting Pronouncements

In August 2015, the FASB issued ASU 2015-14, Revenue from Contracts with Customers (Topic 606), requiring an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective and permits the use of either a full retrospective or retrospective with cumulative effect transition method. The updated standard will be effective for annual reporting periods beginning after December 15, 2018. The Company has not yet selected a transition method and is currently evaluating the effect that the updated standard will have on its financial statements.

Note 13. Subsequent Events

The Company evaluates events occurring after the date of the statement of financial condition to consider whether or not the impact of such events needs to be reflected and/or disclosed in the statement of financial condition. Such evaluation is performed through the date the statement of financial condition was available to be issued.

In December 2016, the Company declared and paid stockholders' distributions of $300,000.